--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ___________

                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1

                       TENDER OFFER STATEMENT PURSUANT TO
              SECTION 14(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ___________

                         AMERICAN MEDICAL RESPONSE, INC.
                            (Name of Subject Company)

                            MEDTRANS ACQUISITION CO.

                                  LAIDLAW INC.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   027446 10 3
                      (Cusip Number of Class of Securities)

                                   ___________

                                 IVAN R. CAIRNS
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                  LAIDLAW INC.
                             3221 NORTH SERVICE ROAD
                           BURLINGTON, ONTARIO L7R 3Y8
                                (905) 336-1800

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   ___________

                                    Copy to:

                               STEPHEN J. DRAGICH
                              SCHIFF HARDIN & WAITE
                                7200 SEARS TOWER
                             CHICAGO, ILLINOIS 60606
                                 (312) 258-5692


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1

     This Amendment No. 3 to Tender Offer Statement on Schedule 14D-1 relates to the offer by MedTrans Acquisition Co. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Laidlaw Inc., a Canadian corporation ("Laidlaw"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of American Medical Response, Inc. at a purchase price of $40.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 10, 1997, and in the related Letter of Transmittal. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

       (a)(10) Press Released issued February 10, 1997.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1997                MEDTRANS ACQUISITION CO.


                                          By: /s/ Ivan R. Cairns
                                              ------------------

                                          Its: Senior Vice President
                                               ---------------------

                                        LAIDLAW INC.


                                          By: /s/ Ivan R. Cairns
                                             -------------------

                                          Its: Senior Vice President
                                               ---------------------

                                 EXHIBIT (a)(10)

        LAIDLAW TO PROCEED WITH CASH OFFER FOR AMERICAN MEDICAL RESPONSE

FEBRUARY 10, 1997...BURLINGTON, ONTARIO. Laidlaw Inc. (NYSE:LDW.B) says it has been advised by the U.S. Federal Trade Commission that the waiting period, under the Hart-Scott-Rodino Antitrust Improvements Act, regarding its cash offer of $40.000 (U.S.) for each of the approximately 28 million outstanding shares of American Medical Response, Inc. (AMR) -- (NYSE:EMT), will expire February 11, with no request for further information.

Laidlaw also confirms its offer will expire at midnight, New York Time, on February 14, 1997, as a result of the extension announced February 6.

Laidlaw Inc. is a major provider of transportation and environmental services to municipalities and industries throughout the United States and Canada. Shares are also listed on the Toronto and Montreal stock exchanges.

                                     - 30 -

Contract:           T.A.G. Watson            Vice President, Communications
                                             Laidlaw Inc.
                                             1-800-563-6072 ext. 309